Exhibit 4
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E-CRUITER.COM INC. LOGO


For Immediate Release

                      E-Cruiter Expands Technology Offering
                      With Third and Fourth Acquisitions in
                                  Three Months

                 RezLogic and ResumeXPRESS part of consolidation
                strategy to offer breadth of service to Corporate
                            and Recruiting customers


OTTAWA, Ontario - July 3, 2001 - E-Cruiter.com Inc. (NASDAQ - ECRU) - a leading provider of Human Capital Management (HCM) Web-enabled solutions and professional services for today's challenging employment market, announced that it has signed a definitive agreement to acquire Colorado-based RezLogic, Inc. E-Cruiter also announced that it has acquired the technology of Florida-based ResumeXPRESS. The addition of RezLogic's recruiting process automation solutions and ResumeXPRESS' resume blasting circulation services will extend E-Cruiter.com's HCM technology platform and the customer value of its service offerings.

"The acquisition of these technologies illustrates our continued expansion and consolidation strategy across North America, and execution of our hire to retire business process automation philosophy," said Michael Mullarkey, President and Chief Executive Officer, E-Cruiter.com. "The addition of RezLogic's innovative technology, industry knowledge and growing customer base reaffirms our commitment to providing North American customers with a comprehensive suite of human capital management solutions."

"Our corporate strategy is clear and business initiatives are working," Mullarkey further states. "Our customers are benefiting from the value proposition of bundled, managed Human Capital services through an innovative Business Process Co-Sourcing approach. We don't have to build everything, we integrate applications and technologies to leverage synergistic capabilities and create value."

Today's E-Cruiter offers its services throughout its 20 offices and 250 dedicated human resource professionals:

o        Enterprise Hiring Management Systems

o Managed Services and Consulting for Workforce Planning, Acquisition, Integration & Optimization

o        Career Transition & Outplacement Services

o        Managed HR Application Co-Sourcing and ERP/HRIS Integration

o        Recruitment Process Management for Staffing and Recruiting Industry


The all-stock transaction for the acquisition of RezLogic has been approved by the boards of both companies, and subject to shareholder and regulatory approval, is expected to close shortly. RezLogic was founded in 1998 and will continue to focus on providing its customer's innovative products and technology solutions while enabling customers the ability to access all of the E-Cruiter product offerings.

"RezLogic's systems eliminate cumbersome paperwork from the recruiting process, greatly improving recruiting efficiency," states Jeffrey Hughes, Chief Executive Officer, RezLogic.

The addition of RezLogic's solutions will enhance E-Cruiter.com's existing technology offerings through the addition of key innovations including automated email input, MS-Word document processing, virus protection, streamlined resume capture and integrated graphical reports including Equal Employment Opportunity. These innovations enable HR professionals to increase efficiency and focus on strategic issues.

ResumeXPRESS enables jobseekers to distribute their resumes to thousands of employers, recruiters and online resume database services across the U.S. and Canada. Resumes are distributed to those parties whose keywords are matched to the keywords found in each job seeker's resume. Using the ResumeXPRESS web site, job seekers can post their resume in a matter of minutes, and their resume is posted for a six-month period with a personal resume web page with a unique URL.

"These acquisitions will noticeably expand our portfolio of services and reach among job seekers, recruiters and employers who view the Web as an essential conduit for career management and acquiring talent," states Mullarkey.

In April, E-Cruiter.com signed a definitive agreement to acquire Allen And Associates, a career transition and outplacement firm delivering a variety of career planning and recruitment services. In May, E-Cruiter.com signed a definitive agreement to acquire OMNIpartners, a recruitment research and HR services firm offering executive and professional search services to the Fortune 2000. Both of these acquisitions are expected to close shortly.

About E-Cruiter.com Inc.

E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM). Offering a diversified suite of high-tech and high-touch services to address the full lifecycle of the employer/employee relationship, E-Cruiter.com ensures more effective management


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

of corporate assets via automation and outsourcing. E-Cruiter.com's HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, deployment, development and career transitions. The company's expertise has motivated many blue-chip organizations such as Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., and Watson Wyatt Worldwide to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).


Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.


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For More Information Please Contact:


Media Contact:                              Investor Relations Contacts:


Maggie O'Lett-Patterson                     Tammie Brown
High Road Communications                    E-Cruiter.com
A Fleishman-Hillard Company                 Tel: 613-236-2263 ext. 263
Tel: 613-236-0909 ext. 314                  Email:tammie.brown@ecruiter.com
E-mail:molett@highroad.com


                                            Craig Armitage
                                            Fleishman-Hillard
                                            Tel: 416-214-0701 ext. 322
                                            E-mail: armitagc@fleishman.com
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